COSCO CORPORATION (SINGAPORE) LIMITED (Formerly known as

中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

SINGAPORE

9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

From Secretary's Office: 47 Hill Street #06-0
Chinese Chamber of Commerce & Industry Build
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

03045231

82-4033

Our Ref: C200/SEC/LK/JL/rh

Exemption No. ~~33-91910~~

03 DEC 15 AM 7:21

4 December 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

COSCO CORPORATION (SINGAPORE) LIMITED (FORMERLY KNOWN AS COSCO INVESTMENT (SINGAPORE) LIMITED)
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited (formerly known as Cosco Investment (Singapore) Limited), a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Date of Announcement	Description of Announcement
18 November 2003	Acquisition of Two Subsidiaries
21 November 2003	Acquisition of two subsidiaries – COS Orchid Shipping Inc. and COS Prosperity Shipping Inc.
26 November 2003	Conditional Shipbuilding Contracts
28 November 2003	Third Quarter Financial Statement
28 November 2003	Proposed Change of Name of the Company from "Cosco Investment (Singapore) Limited" to "Cosco Corporation (Singapore) Limited" and Proposed Amendments to the Memorandum of Association and the Articles of Association of the Company

12/18

...2/

Date of Announcement	Description of Announcement
28 November 2003	Change of Name from "Cosco Investment (Singapore) Limited" to "Cosco Corporation (Singapore) Limited"
1 December 2003	Memorandum of Understanding
1 December 2003	Notice of Changes in Director's Deemed Interests

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED
(FORMERLY KNOWN AS COSCO INVESTMENT (SINGAPORE) LIMITED)

Lawrence Kwan
Secretary

encs

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

ACQUISITION OF TWO SUBSIDIARIES

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wish to announce that on 8 November 2003 the Company's wholly-owned subsidiary, Cosco (Singapore) Pte Ltd had acquired all the issued and paid-up share capital of each of the companies, COS ORCHID SHIPPING INC. ("COS ORCHID") and COS PROSPERITY SHIPPING INC. ("COS PROSPERITY"), comprising 2 shares of US$1.00 each, for a consideration of US$2.00. With effect from 8 November 2003, COS ORCHID and COS PROSPERITY became the wholly-owned subsidiaries of Cosco (Singapore) Pte Ltd.

Each of the two subsidiaries, COS ORCHID and COS PROSPERITY will on 26 November 2003 enter into a Shipbuilding Contract with NANTONG COSCO KHI SHIP ENGINEEERING CO., LTD ("NANTONG COSCO") to purchase from NANTONG COSCO one newbuilding 55,500 metric tons deadweight Type Bulk Carrier each known as Hull No. NE039 and NE040 respectively to be built by NANTONG COSCO in China, at a purchase price of US$18,500,000.00 for each vessel. The construction of the vessels are expected to be completed by third quarter of 2006.

Details of the two subsidiaries are as follows:-

A	Name of Company	: COS ORCHID SHIPPING INC.
	Date of Incorporation	: 27 October 2003
	Place of Incorporation	: Panama
	Authorised Capital	: US$10,000.00 divided into 10,000 ordinary shares of US$1.00 each
	Issued and paid-up capital	: US$2.00
	Principal activities	: Shipping and shipping related activities
	Directors	: Ji Haisheng He Gang Liu De Tian
	Description of vessel	: 55,500 metric tons deadweight Type Bulk Carrier known as Hull Number NE039
B	Name of Company	: COS PROSPERITY SHIPPING INC.

Date of Incorporation	:	27 October 2003
Place of Incorporation	:	Panama
Authorised Capital	:	US$10,000.00 divided into 10,000 ordinary shares of US$1.00 each
Issued and paid-up capital	:	US$2.00
Principal activities	:	Shipping and shipping related activities
Directors	:	Ji Haisheng He Gang Liu De Tian
Description of vessel	:	55,500 metric tons deadweight Type Bulk Carrier known as Hull Number NE040

The acquisition of the two subsidiaries is in line with the Company's focus on shipping and shipping related activities and to gradually build up a fleet of vessels. The acquisition will not have an impact on the net earnings per share and net tangible assets per share of the Company for the financial year ending 31 December 2003.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction or in the parties to the transaction.

Submitted by Mr Ye Bin Lin, Alternate Director on 18/11/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Acquisition of two subsidiaries - COS Orchid Shipping Inc. and COS Prosperity Shipping Inc.

Further to our announcement dated 18 November 2003 in relation to the acquisition of two subsidiaries, COS Orchid Shipping Inc ("COS Orchid") and COS Prosperity Shipping Inc. (" COS Prosperity"), the Board of Directors wishes to announce that the 2 new subsidiaries, COS Orchid and COS Prosperity will enter into a Conditional Shipbuilding Contract with Nantong COSCO KHI Engineering Co., Ltd ("Nantong COSCO") on 26 November 2003 to purchase from Nantong COSCO one new building 55,500 metric tons deadweight Type Bulk Carrier each known as Hull No. NE039 and NE040 respectively to be built by Nantong COSCO in China, at a purchase price of US$18,500,000 for each vessel. The construction of the vessels is expected to be completed by third quarter of 2006.

The Board of Directors also wishes to inform that the above transactions fall under the category of "interested person transactions" of Chapter 9 of the Listing Manual as the ultimate holding company of Cosco Investment (Singapore) Ltd., i.e. China Ocean Shipping (Group) Company owns 100% of the equity interest of COSCO Industry Co. which in turn owns 50% of the equity interest of Nantong COSCO.

The background information of Nantong COSCO is as follows:-

i)	Place of incorporation	:	Nantong, China
ii)	Authorised capital	:	US$80,000,000-00
iii)	Issued and paid-up capital	:	US$80,000,000-00
iv)	Shareholders	:	COSCO Industry Co. (50%) Kawasaki Shipbuilding corporation (50%)
v)	Directors	:	Mr Li Jianhong, Ms Sun Yueying, Mr Liang Yanfeng, Mr Wang Xiaodong, Mr Zhang Minghua, Mr Xu Kai, Mr Syuichi Tadakoro (Vice Chairman), Mr Masakazu Sato, Mr Nobuichi Kozai, Mr Tomokazu Taniguchi, Mr Nobumitsu Kambayashi and Mr Shinichi Murakami.

The purchase consideration of US$18,500,000 for each of the Shipbuilding Contract will be satisfied partly from the internally generated funds and partly from bank financing.

The aggregate value of the above transactions to be entered into during the financial year amounts to US$37,000,000 or 35.8% of the Group's Net Tangible Assets ("NTA") of $179,091,000 as at 31 December 2002.

As the above transactions exceed the threshold of 5% of the Group's NTA, the Company will be seeking shareholders' approval.

Submitted by Mr Gu Qi Chang, Alternate Director on 21/11/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Conditional Shipbuilding Contracts

Further to our announcement dated 18 November 2003 and 21 November 2003, the Board of Directors of Cosco Investment (Singapore) Limited is pleased to announce that its 2 wholly owned subsidiaries, COS Orchid Shipping Inc ("COS Orchid") and COS Prosperity Shipping Inc. ("COS Prosperity") have entered into a conditional Shipbuilding Contracts (" Conditional Shipbuilding Contracts") with Nantong COSCO KHI Ship Engineering Co., Ltd respectively ("Nantong COSCO") on 26 November 2003. The 2 subsidiaries are 100% owned by Cosco (Singapore) Pte Ltd, which is 100% owned by the Company.

Conditional Shipbuilding Contract

Pursuant to the Conditional Shipbuilding Contracts, the 2 subsidiaries have agreed to purchase from Nantong COSCO one new building 55,500 metric tons deadweight type Motor Bulk Carrier each known as Hull No. NE039 and NE040 respectively to be built by Nantong COSCO in China, at a purchase price of US$18.5 million for each vessel (together, the "Acquisition"). The construction of the vessels are expected to be completed by third quarter of 2006.

The aggregate value of the above transactions to be entered into during the financial year amounts to US$37 million or 35.8% of the Group's Net Tangible Assets ("NTA") of S$179.1 million as at 31 December 2002. The purchase consideration of US$18.5 million for each of the vessels, payable in 5 installments, will be satisfied partly from internally generated funds and partly from bank financing.

Under the Conditional Shipbuilding Contracts, Cosco (Singapore) Pte Ltd (a wholly owned subsidiary of the Company and the immediate holding company of Cos Orchid and Cos Prosperity) is required to issue Letters of Guarantee to Nantong COSCO whereby Cosco (Singapore) Pte Ltd undertakes to perform the obligations of the 2 subsidiaries in the event the latter fail to do so (including the obligation to pay to Nantong COSCO the purchase consideration for the vessels). A Refundment Guarantee from the Builder's Banker will be received to refund all monies paid should the installments become refundable from the Builder by virtue of the said contracts.

Conditions Precedent

The Acquisition is conditional upon the approval of shareholders who are deemed independent for the Acquisition at an extraordinary general meeting ("EGM") to be convened. The contracts are not binding on the parties until approval is obtained from shareholders of the Company on or before 30 April 2004.

Discloseable Transaction

The Acquisition constitutes a discloseable transaction under Chapter 10 of the Singapore Exchange Securities Trading Limited ("SGX-ST") Listing Manual as the consideration exceeds 5% but does not exceed 20% of the Company's market capitalization of S$483.3 million as of 24 November 2003 (at 53.87 cents per share). The market capitalization is derived by multiplying the number of shares in issue of 897,182,659 by the weighted average market price transacted on the market day preceding the date of the Conditional Shipbuilding Contracts.

Interests of Directors and Controlling Shareholders

The Acquisition also constitutes an interested person transaction under Chapter 9 of the SGX-ST Listing Manual as the ultimate holding company of Cosco Investment (Singapore) Ltd., i.e. China Ocean Shipping (Group) Company owns 100% of the equity interest of COSCO Industry Co. which in turn owns 50% of the equity interest of Nantong COSCO.

Accordingly, the Company will be seeking the approval of shareholders of the Company at an EGM to be convened. The immediate holding company of the Company, Cosco Holdings (Singapore) Pte Ltd shall abstain from voting at the EGM.

None of the Directors of the Company has any interest, direct or indirect, in the said transactions except Mr Li Jianhong and Ms Sun Yueying who are directors of Nantong COSCO and Mr Ji Haisheng and Mr Liu Detian who are directors of the 2 subsidiaries. They shall abstain and undertake that their associates shall abstain from voting in respect of their shareholdings in the Company at the EGM.

Rationale

The Acquisition is in line with the Group's direction to streamline its business and focus to complement the core business of the Group in shipping, ship-repair and marine related activities.

Financial Effect

(a) Earnings

Assuming that the Acquisition had been effected on 1 January 2002, there will be no impact on the Group's profit and loss for the financial year ended 31 December 2002 ("FY 2002"). As these two new shipbuildings are under construction and are not operating, there would not have any past performance to measure their profitability for FY 2002.

	Before the Proposed Acquisition	After the Proposed Acquisition

Profit after tax and minority interest for the financial year ended 31 December 2002 (S$' 000)	3,899	3,899
Earnings per share (cents)	0.63	0.63
Diluted earnings per share (cents)	0.63	0.63

For illustrative purposes, if these two new ships were fully operational and based on the similar types of ships that were chartered-out during FY 2002, these two new subsidiaries might contribute a profit of S$3.3 million and the EPS on a proforma basis will increase by 0.53 cents to 1.16 cents.

(b) Net Tangible Assets ("NTA")

Assuming that the Acquisition had been effected on 31 December 2002 and based on the Group's latest audited consolidated financial statements for 31 December 2002, the proforma effects on the consolidated NTA of the Group are as follows:

	Before the Proposed Acquisition	After the Proposed Acquisition
NTA (S$'000)	179,091	179,091
NTA per share (cents)	28.67	28.67

Independent Financial Adviser

An Independent Financial Adviser ("IFA") will be appointed to review the transaction and their opinion will be given in a Circular to be sent to the Shareholders at a later date.

Audit Committee Statement

The audit committee has yet to review the terms of the Acquisition.

Interested Person Transaction

Other than the Proposed Acquisition with Nantong Cosco, all interested person transactions were conducted in line with either the shareholders' mandate dated 30 April 2003 or with shareholders' approval.

Documents for inspection

The Conditional Shipbuilding Contracts are available for inspection at the registered office of the Company at 9 Temasek Boulevard during office hours for 3 months after the date of this announcement.

Submitted by Mr Ji Hai Sheng, President on 26/11/2003 to the SGX

Listed companies must provide the information required by Appendix 7.2 of the Listing Manual. Adequate disclosure should be given to explain any material extraordinary item either as a footnote of the material extraordinary item or in the "Review of the performance of the group".

COSCO INVESTMENT (SINGAPORE) LIMITED

Third Quarter Financial Statement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3),

HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

(i) **Income Statement**

	Group			Group		
	S$'000		%	S$'000		%
	Q3 2003	Q3 2002	Change	YTD 2003	YTD 2002	Change
Turnover	24,361	26,095	(7)	68,215	73,835	(8)
Cost of sales	(14,031)	(19,026)	(26)	(44,375)	(53,573)	(17)
Gross profit	10,330	7,069	46	23,840	20,262	18
Other operating income	498	542	(8)	1,226	2,635	(53)
Distribution costs	(322)	(224)	44	(895)	(725)	23
Administrative expenses	(2,625)	(2,605)	1	(7,733)	(7,234)	7
Other operating expenses	0	0	0	0	(4)	NM
Exceptional items	0	0	0	15	28	(46)
Operating profit	7,881	4,782	65	16,453	14,962	10
Net finance costs	(2,952)	(2,145)	38	(8,050)	(12,526)	(36)
Share of results of associated companies	2,987	1,189	151	9,701	3,761	158
Amortisation of goodwill of an associated company	(145)	(145)	0	(434)	(386)	13
Amortisation of negative goodwill of an associated company	44	0	NM	44	0	NM
Profit before tax	7,815	3,681	112	17,714	5,811	205
Tax	(533)	(540)	(1)	(1,906)	(1,779)	7
Profit from ordinary activities	7,282	3,141	132	15,808	4,032	292
Minority interests	(275)	(369)	(25)	(722)	(912)	(21)
Net profit	7,007	2,772	153	15,086	3,120	384

(ii) **Breakdown and Explanatory Notes to Income Statement**

	Group			Group		
	S$'000		%	S$'000		%
	Q3 2003	Q3 2002	Change	YTD 2003	YTD 2002	Change
Profit before tax is arrived at after (charging)/crediting:						
Other income including interest income	520	618	(16)	1,395	2,881	(52)
Interest on borrowings	(2,720)	(3,141)	(13)	(8,421)	(8,842)	(5)
Depreciation and amortisation	(5,995)	(5,650)	6	(17,545)	(17,216)	2
Foreign exchange (loss)/gain	(255)	920	NM	202	(3,929)	NM
Profit on disposal of property, plant and equipment	11	14	(21)	35	28	25
The Group's exceptional items comprise the following:						
Profit from disposal of subsidiaries	0	0	0	15	28	(46)
Adjustments for over/(under) provision of tax in respect of prior years:						
Income tax	(10)	(6)	67	(291)	(6)	4,750

NOTES:

NM denotes not meaningful.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	S$'000		S$'000	
	30/09/2003	31/12/2002	30/09/2003	31/12/2002
Current assets				
Bank and cash balances	15,840	18,436	1,493	6,598
Fixed deposits with financial institutions	17,661	13,976	0	14
Trade and other receivables [1]	38,411	53,978	1,552	19,779
Short-term investments (net of provision for diminution in value of $351,000 (2002: $351,000)	0	0	0	0
Trading property	630	630	0	0
Completed property	38,661	38,661	0	0
	111,203	125,681	3,045	26,391

Non-current assets				
Non-trade debtor	879	882	0	0
Loan to related companies	22,702	22,791	22,702	22,791
Long-term investments [2]	595	7,706	200	200
Associated companies [3]	64,521	28,229	58,212	25,670
Subsidiaries	0	0	193,797	198,113
Investment properties	30,313	30,427	0	0
Property, plant and equipment	361,840	350,773	504	588
Deferred tax assets	494	494	0	0
	481,344	441,302	275,415	247,362
Total assets	592,547	566,983	278,460	273,753
Current liabilities				
Trade and other payables [3]	60,337	43,825	15,623	1,333
Bank borrowings	34,124	33,643	3,182	1,747
Other term loans	6,724	6,750	0	0
Loans from immediate holding company [4]	0	6,924	0	6,924
Short-term advance from an associated company	500	500	500	500
Short-term advance from a subsidiary	0	0	0	500
Hire purchase creditors	20	20	0	0
Current tax	851	1,019	0	0
Dividend payable	1,231	188	1,231	188
	103,787	92,869	20,536	11,192
Non-current liabilities				
Bank borrowings	170,331	183,123	19,173	45,982
Other term loans	45,383	50,624	0	0
Other long-term creditors and deferred income [5]	4,617	2,473	110	118
Hire purchase creditors	61	77	0	0
Preference shares [6]	476	49,813	476	49,813
Deferred tax liabilities	401	1,108	182	888
	221,269	287,218	19,941	96,801
Total liabilities	325,056	380,087	40,477	107,993
Net assets	267,491	186,896	237,983	165,760
Shareholders' equity				
Share capital [7]	179,288	124,945	179,288	124,945
Reserves	26,499	11,025	27,480	11,712
Retained profits	59,200	48,373	31,215	29,103
Interests of shareholders of Cosco Investment (Singapore) Limited	264,987	184,343	237,983	165,760
Minority interests	2,504	2,553	0	0
	267,491	186,896	237,983	165,760

NOTES:

[1] The decrease in Trade and other receivables was due to the repayment of S$18,117,000 by related companies in Q1 2003.

[2] The decrease in Long-term investments was due to the disposal of Revo Technologies Ltd.

[3] The increase in Associated companies was due to the acquisition of 40% interest in Cosco (Dalian) Shipyard Co., Ltd in Q3 2003. The purchase consideration of US$18,125,000 (equivalent to S$31,892,000) was to be satisfied by three instalments. The first and second instalment which amounted to US$10,000,000 (equivalent to S$17,595,000) has been paid on completion of the acquisition. The Company shall pay interest on the outstanding instalment payable of US$8,125,000 (equivalent to $14,038,000) at an interest rate of LIBOR plus 1% per annum. This transaction has resulted in the increase in Trade and other payables of $14,038,000.

[4] The decrease in Loans from immediate holding company was due to the repayment of the loans in Q1 2003.

[5] The increase in Other creditors and deferred income was due to a deferred income received in Q2 2003 relating to a long-term bareboat charter agreement.

[6] The decrease in Preference shares ("RCCPS") was due to the conversion of RCCPS into ordinary shares in Q3 2003.

[7] See 1(d) (ii) for details.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30/09/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
37,686,000	3,682,000	38,667,000	9,171,000

Amount repayable after one year

As at 30/09/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
211,275,000	4,976,000	231,048,000	52,589,000

Details of any collateral

Secured borrowings are generally secured by the group's leasehold land and buildings, motor vessels, motor vehicles, investment properties and trading properties with net book values totalling $424,404,000 (2002: $413,607,000).

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Group S$'000	
	Q3 2003	Q3 2002
Cash flow from operating activities		
Profit before tax and share of results of associated companies	4,929	2,637

Adjustments for:		
Depreciation of property, plant and equipment	5,957	5,233
Depreciation of investment properties	38	417
Exchange differences	(357)	(563)
Profit on disposal of property, plant and equipment	(11)	(14)
Preference dividend (financing)	299	372
Interest expense (financing)	2,421	2,769
Interest income (investing)	(22)	(76)
Operating cash flow before working capital changes	13,254	10,775
Changes in operating assets and liabilities		
Inventories	0	71
Debtors	(2,917)	1,798
Creditors	321	1,904
Cash generated from operations	10,658	14,548
Income tax paid	(298)	(728)
Net cash inflow from operating activities	10,360	13,820
Cash flow from investing activities		
Payments for purchase of an associated company	(18,103)	0
Proceeds from disposal of property, plant and equipment	13	30
Payments for purchase of property, plant and equipment	(374)	(7,977)
Purchase of club membership	(117)	0
Dividend income from an associated company	0	51
Interest income	22	57
Net cash outflow from investing activities	(18,559)	(7,839)
Cash flow from financing activities		
Increase/(Decrease) in bank loans and other term loans	650	(1,404)
Repayment of hire purchase creditors	(5)	(5)
Increase in loan from immediate holding company	0	6
Proceeds from issue of ordinary shares	1,220	0
Interest expense	(2,258)	(2,315)
Net cash outflow from financing activities	(393)	(3,718)
Net (decrease)/increase in cash and cash equivalents held	(8,592)	2,263
Cash and cash equivalents at the beginning of the financial period	29,742	8,872
Cash and cash equivalents at the end of the financial period	21,150	11,135

Cash and cash equivalents represented by:		
Bank and cash balances	15,840	10,174
Fixed deposits with financial institutions	17,661	14,536
Bank overdrafts	(12,351)	(13,575)
	21,150	11,135

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Share Capital	Reserves	Retained Profit	Total
	S$'000	S$'000	S$'000	S$'000
The Group				
Balance at 1 July 2003	144,984	13,694	52,193	210,871
Net loss not recognised in income statement				
- Foreign currency translation differences	0	(3,448)	0	(3,448)
Net profit for the financial period	0	0	7,007	7,007
Total recognised (loss)/gain for the financial period	0	(3,448)	7,007	3,559
Issue of share capital	1,168	52	0	1,220
Conversion of RCCPS into ordinary shares	33,136	16,201	0	49,337
Balance at 30 September 2003	179,288	26,499	59,200	264,987
Balance at 1 July 2002	124,945	15,534	44,821	185,300
Net gain not recognised in income statement				
- Foreign currency translation differences	0	236	0	236
Net profit for the financial period	0	0	2,772	2,772
Total recognised gains for the financial period	0	236	2,772	3,008
Balance at 30 September 2002	124,945	15,770	47,593	188,308
The Company				
Balance at 1 July 2003	144,984	11,227	34,567	190,778
Net loss and total recognised loss for the financial period	0	0	(3,352)	(3,352)
Issue of share capital	1,168	52	0	1,220
Conversion of RCCPS to ordinary shares	33,136	16,201	0	49,337
Balance at 30 September 2003	179,288	27,480	31,215	237,983
Balance at 1 July 2002	124,945	11,712	28,934	165,591
Net loss and total recognised loss for the financial period	0	0	(554)	(554)
Balance at 30 September 2002	124,945	11,712	28,380	165,037

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During Q3 2003, the issued and paid-up capital of the Company was increased from $144,984,462 to $179,288,532 arising from:-

- the allotment and issue of 165,680,350 ordinary shares of $0.20 each as a result of the conversion of RCCPS (Q3 2002: NIL); and

- the allotment and issue of 5,840,000 ordinary shares of $0.20 each as a result of the exercise of option under the Cosco Group Employees' Share Option Scheme (Q3 2002: NIL)

The outstanding share options under the Cosco Group Employees' Share Option Scheme as at 30 September 2003 was 8,465,000 (30/09/2002: 12,050,000).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not Applicable

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has adopted the same accounting policies and method of computation in the financial statements for the current period compared with the audited financial statements for the year ended 31 December 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not Applicable

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group

	Q3 2003	Q3 2002	YTD 2003	YTD 2002
(i) Based on the weighted average number of ordinary shares on issue	0.89 cents	0.44 cents	2.15 cents	0.51 cents
(ii) On a fully diluted basis	0.89 cents	0.40 cents	2.15 cents	0.51 cents

NOTES:

The earnings per ordinary share is calculated by dividing the consolidated profit after taxation, minority interests and preference dividend by the weighted average number of ordinary shares in issue during the period.

The fully diluted earnings per share is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options and RCCPS which would dilute the basic earnings per share. RCCPS have been excluded for YTD 2002 computation as the effect is anti-dilutive.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30/09/2003	31/12/2002	30/09/2003	31/12/2002
Net asset value per ordinary share	29.56 cents	29.51 cents	26.55 cents	26.53 cents

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

The Group continued to operate under challenging market conditions for the three months ended September 2003. Notwithstanding these difficulties, the growth of Group profitability continued to benefit from continuous restructuring efforts.

Under the restructuring, non-shipping related assets were divested, including two trading companies (Cosco Trading (S) Pte Ltd and Costo (S) Pte Ltd) in January 2002 and properties in Shanghai in December 2002. The expansion of shipping related core businesses included the delivery of two new bulk carriers, the acquisition of a 50% stake in Cosco (Nantong) Shipyard Co., Ltd in February 2002 and the acquisition of a 40% stake in Cosco (Dalian) Shipyard Co., Ltd in August 2003.

Turnover

In Q3 2003, the Group turnover declined by 7% to $24.4 million. Compare to YTD 2002, the Group turnover in YTD 2003 dropped by 8% to $68.2 million. Group turnover for Q3 and for YTD 2003 continued to be affected by restructuring activities. Charter income from shipping continued to grow, but this improvement was negated by the cessation of rental income from Shanghai properties that were sold in December 2002, as well as lower revenue from

shipping agency due to the expiry of a one-off vessel chartering arrangement.

Profitability

The restructuring replaced non-shipping related assets with more profitable shipping related core businesses. The expansion of the bulk carrier fleet and higher charter rates have contributed to higher profits from ship chartering. As a result, Group gross profit in Q3 2003 rose by 46% to $10.3 million. Correspondingly, gross margin increased from 27% in Q3 2002 to 42% in Q3 2003.

In Q3 2003, administrative expenses were maintained at $2.6 million while higher distribution costs were incurred due to the expansion of core businesses. Other operating income was marginally lower in Q3, but declined 53% for YTD 2003. This was due to a reduction in the amount recoverable from the immediate holding company pursuant to an option agreement for residential properties held by subsidiary, Cosland (SR) Development Pte Ltd. With higher occupancy and lower interest expense, Cosland (SR) Development Pte Ltd's losses declined, and hence a reduced amount was claimed against the immediate holding company under the option agreement. Group operating profit in Q3 rose by 65% to $7.9 million.

Lower borrowings and a decline in interest rates resulted in the 13% fall in interest expense to $2.7 million. However, foreign exchange swung from a gain of $920,000 in Q3 2002 to a loss of $255,000 in Q3 2003, as a result of the weakening of the United States Dollar against the Singapore Dollar. This had contributed to the increase of 38% in net finance costs.

Contributions from associated companies rose a strong 151% to $3 million in Q3 2003. Contribution from Cosco (Nantong) Shipyard Co., Ltd increased substantially in Q3 2003 against Q3 2002 due to higher shipyard utilisation and better effective cost control. Following the acquisition of a 40% stake in Cosco (Dalian) Shipyard Co., Ltd in August 2003, Cosco (Dalian) Shipyard Co., Ltd made a two month contribution to the Group results in Q3 2003.

With higher shipping charter profits and strong contributions from associated companies, profit before tax increased by 112% to $7.8 million in Q3 2003. The effective tax rate for the quarter declined substantially as the higher shipping profits are tax exempt, Cosco (Dalian) Shipyard Co., Ltd is in a tax-free period and Cosco (Nantong) Shipyard Co., Ltd is enjoying a concessionary tax rate. Group net profit for Q3 2003 and YTD 2003 rose by a significant 153% and 384% to $7 million and $15.1 million respectively.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

The Group's results for Q3 2003 and YTD 2003 are in line with the commentary made in paragraph 10 of the Group's Second Quarter and Half-Year Financial Statement released on 27 August 2003.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The external business environment is expected to remain challenging for the Group in Q4 2003. Notwithstanding this, the Group remains optimistic about prospects for its core shipping and shipping-related businesses.

Shipping charter income will continue to grow in Q4 2003. The firmer Baltic Freight Index (BFI) this year has enabled the group to renew all 14 charter agreements in 2003 at higher rates, and this will have a favourable impact on charter income in Q4 2003 and 2004.

Contribution from associated companies will remain strong. The full quarter contribution by Cosco (Dalian) Shipyard Co., Ltd in Q4 2003 will sustain growth in profits from associates.

The Group will continue with its restructuring to shed non-shipping related assets and expand shipping related core activities. Before the end of 2003, the Group intends to exercise the put option to sell Cosland (SR) Development Pte Ltd, owner of 35 units of freehold residential apartments at Shanghai Road in Singapore, to the immediate holding company.

Barring unforeseen circumstances, the Group expects the net profit for FY 2003 to be significantly higher than that achieved in FY 2002.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. If no dividend has been declared/recommended, a statement to that effect

The directors do not recommend the payment of interim dividend on the ordinary shares for the current financial period.

The dividend of 5.7 cents per RCCPS par value S$0.01 less 22% Singapore Income Tax has been paid on 17 November 2003 in accordance with the terms of the preference shares.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

Not Applicable

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Not Applicable

15. A breakdown of sales

Not Applicable

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary		
Preference	0	0
Total:		

17. Interested Person Transactions

Pursuant to Rule 907 of the Listing Manual, the following interested person transactions were entered into during the financial period:

Name of interested person	Aggregate value of all interested person transactions during the financial period under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
	S$'000	S$'000	
		Q3 2003	YTD 2003
Cosco Container Lines	0	3,313	10,159
Cosco Guangzhou	0	0	172
Cosco Qingdao	0	0	179
Cosco Xiamen	0	0	170
Guangzhou Ocean Crew Co.	0	458	1,366
Qingdao Ocean Crew Co.	0	343	1,024
Shanghai Ocean Crew Co.	0	571	1,707
Xing Yuan Pte Ltd	0	353	961
	0	5,038	15,738

BY ORDER OF THE BOARD

Mr Ji Hai Sheng
President
28/11/2003

MASNET No. 9 OF 28.11.2003
Announcement No. 9

COSCO INVESTMENT (SINGAPORE) LIMITED

Proposed Change of Name of the Company from "Cosco Investment (Singapore) Limited" to "Cosco Corporation (Singapore) Limited" and Proposed Amendments to the Memorandum of Association and the Articles of Association of the Company

Further to the notice of extraordinary general meeting of the Company on 5 November 2003, the Board of Directors of the Company is pleased to announce that the special resolutions to approve the change of name of the Company to "Cosco Corporation (Singapore) Limited" and the amendments to Clauses 1 and 3(7A) of the Memorandum of Association and Articles 2, 3 (1), 4A(A), 7, 14(a), 27, 28(c), 43, 48(2), 82, 84, 87, 88, 98, 103, 114(a) and (b), 115(c), 118(a) (4), 136 and 137 of the Articles of Association of the Company to the extent set out in the Circular to the Shareholders dated 5 November 2003 were passed by the shareholders of the Company at the extraordinary general meeting of the Company held today.

By Order of the Board
Cosco Investment (Singapore) Limited

Submitted by Mr Ji Hai Sheng, President on 28/11/2003 to the SGX

MASNET No. 74 OF 01.12.2003
Announcement No. 74

k

COSCO CORPORATION (SINGAPORE) LIMITED

MEMORANDUM OF UNDERSTANDING

The Board of Directors of Cosco Corporation (Singapore) Limited ("the Company") wishes to announce that the Company had on 1 December 2003 signed a Memorandum of Understanding ("MOU") with the ultimate holding company, China Ocean Shipping (Group) Company ("China Ocean"), to lease two 74,000 dead weight tonnes Panamax vessels on a long-term basis from the latter when they are delivered in the third quarter of 2005.

The execution of the MOU is in line with the Group's direction to streamline its business and focus to complement the core business of the Group in shipping, ship-repair and marine related activities.

Submitted by Mr Ji Hai Sheng, President on 01/12/2003 to the SGX

MASNET No. 64 OF 28.11.2003
Announcement No. 64

COSCO INVESTMENT (SINGAPORE) LIMITED

Change of Name From "Cosco Investment (Singapore) Limited" to "Cosco Corporation (Singapore) Limited"

Further to the announcement dated 28 November 2003, the Board of Directors of the Company wish to announce that with the lodgement of the notice of special resolution of the Company's change of name with the Registrar of Companies and Businesses on 28 November 2003, the name of the Company has been changed from "Cosco Investment (Singapore) Limited" to "Cosco Corporation (Singapore) Limited" with effect from 28 November 2003.

The Company will begin trading on the SGX-ST under its new name with effect from 2 December 2003.

By Order of the Board
Cosco Investment (Singapore) Limited

Submitted by Mr Ji Hai Sheng, President on 28/11/2003 to the SGX